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                                                                      EXHIBIT 99
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FOR IMMEDIATE RELEASE

SELFCARE ANNOUNCES UPDATE ON LIFESCAN ALLIANCE.

                                                       SEPTEMBER 17, 1996


     WALTHAM, MA - Selfcare, Inc. announced that it has received notification of FDA clearance for its proprietary electrochemical blood glucose monitoring system.

     This clearance satisfies a key requirement in the existing arrangements between Selfcare and LifeScan, Inc., a subsidiary of Johnson & Johnson.

     Selfcare and LifeScan are currently finalizing certain amendments to the previously agreed form of distribution agreement and anticipate entering into a revised form of distribution agreement soon for an advanced version of the system. Subject to conclusion of such distribution agreement and satisfaction of certain conditions relating to patent matters, an affiliate of Johnson & Johnson will convert its existing loans into Selfcare Common Stock, and LifeScan will pay Selfcare $7 million success fee. Selfcare currently believes that it can receive FDA clearance for the advanced version of the system and commence shipments as early as the first half of 1997. However, no assurance can be given that these events will occur or will not be delayed.

     Selfcare, with facilities in Waltham, Massachusetts, Inverness, Scotland, Galway, Ireland and Munich, Germany, is engaged in the development, manufacture and marketing of self-test diagnostic products for the diabetes, women's health and infectious disease markets.




CONTACT - Doug Guarino
Director of Public Relations
Selfcare, Inc.
(617) 647-3900 ext. 75